SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

8 August 2018

Prudential appoints new Non-Executive Director

Prudential plc ("Prudential") announces the appointment of Fields Wicker-Miurin OBE as a Non-Executive Director and a member of the Remuneration Committee. She will join the Board on 3 September 2018.

Mrs Wicker-Miurin has extensive international boardroom experience and has had a distinguished career in global financial services. She is currently a Non-Executive Director of BNP Paribas, SCOR and Control Risks Group, and a Non-Executive Director and Chair of the Audit and Risk Committee of the Department for Digital, Culture, Media and Sport. She is a Partner of the international social enterprise Leaders' Quest.

She was Chief Financial Officer and Director of Strategy of the London Stock Exchange and has held non-executive directorships at Royal London Group and Savills plc. She has also served as a member of Nasdaq's Technology Advisory Council.

Paul Manduca, Chairman of Prudential, said: "Fields Wicker-Miurin has a wealth of experience from a distinguished career in global financial services. I am delighted that she is joining the Board."

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3537	Chantal Waight	+44 (0)20 7548 3039
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860
		William Elderkin	+44 (0)20 3480 5590

Notes to Editors:

About Fields Wicker-Miurin OBE
Jane Fields Wicker-Miurin OBE started her career at Philadelphia National Bank in 1982 before joining Strategic Planning Associates (now Oliver Wyman) as a Senior Partner in 1989. She became Chief Financial Officer and Director of Strategy of the London Stock Exchange in 1994, Leader of the Global Markets Practice of AT Kearney in 1998 and Managing Director of Vesta Capital Advisors in 2000. She was appointed to Nasdaq's Technology Advisory Council in 2000 and was a member of the Panel of Experts advising the European Parliament on financial markets harmonisation for four years from 2002. She became a Non-Executive Director and Chair of the Audit Committee of Savills plc in 2002 and a Non-Executive Director and Chair of the Investment Committee of the Royal London Group in 2003. She is currently a Non-Executive Director of BNP Paribas, SCOR and Control Risks Group. She is also a Non-Executive Director and Chair of the Audit and Risk Committee of the Department for Digital, Culture, Media and Sport. She has been a Partner of the international social enterprise Leaders' Quest since 2002. Mrs Wicker-Miurin has degrees from the University of Virginia, l'Institut d'Etudes Politiques and the Johns Hopkins School of Advanced International Studies. She was appointed an OBE in 2007 for services to international business. Age 60.

Shareholding
Mrs Wicker-Miurin holds no interest in any shares of Prudential plc.

Length of service
Non-Executive Directors are usually appointed for an initial three-year term, commencing with their election by shareholders at the first Annual General Meeting following their appointment. They are typically expected to serve for two three-year terms from their initial election by shareholders, although the Board may invite them to serve for an additional period.

Remuneration
Non-executive directors are not eligible to participate in annual bonus plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities, including committee membership as appropriate.

Mrs Wicker-Miurin's annual fee at appointment will consist of a basic fee of £97,000 plus an additional fee of £30,000 for her committee membership.

Regulatory disclosures
Mrs Wicker-Miurin is considered to be independent for the purposes of the UK Corporate Governance Code and under the Hong Kong Listing Rules.

Save as disclosed above, there is no further information required to be disclosed pursuant to Listing Rule 9.6.13 (1) - (6) of the Listing Rules of the Financial Conduct Authority and Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving over 26 million customers, with £664 billion of assets under management (as at 30 June 2018). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 08 August 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Helen Archbold

Helen Archbold
Head of Corporate Secretariat